BAKER & McKENZIE

貝克・麥堅時律師事務所

[redacted]

08003836

RECEIVED

2008 JUL 17 P 1:37

OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED

JUL 22 2008

THOMSON REUTERS

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

July 2, 2008

Our Ref: 32201000-000001

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

SUPPL

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

Mail stop 00405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-35063)

This letter and the enclosed documents are furnished to the Securities and Exchange Commission (the "Commission") pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated June 26, 2008, copies of which are enclosed with this letter (a list of index provided in Annex 1).

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-1607 or by facsimile at 011-852-2845-0476.

dlw 7/17

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Ingrid Ling / Ingrid Chiu

Encl.

Annex 1

A List of Documents Made Public in connection with the Listing since our last submission on June 26, 2008

1. Announcement – Price Sensitive Information, published by the Company, released on June 27, 2008

Shanghai Jin Jiang International Hotels (Group) Company Limited*
上海錦江國際酒店（集團）股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 02006)

ANNOUNCEMENT

PRICE SENSITIVE INFORMATION

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

The board of directors ("Directors") of Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") is pleased to announce that the Company has disposed of an aggregate of 1,843,000 A shares (the "PD Bank Interest") in Shanghai Pudong Development Bank Company Limited (the "PD Bank"), representing approximately 0.033% of the total issued share capital of the PD Bank, through the trading system of the Shanghai Stock Exchange during the period from 6 May to 27 June 2008.

Net proceeds from the disposal of the PD Bank Interest (the "Disposal") amounted to approximately RMB47,581,000 (equivalent to approximately HK$54,123,000). The PD Bank Interest was sold at a net average selling price of approximately RMB25.82 (equivalent to approximately HK$29.37) per share.

The Disposal was transacted at selling prices matched automatically by the centralised competitive pricing system of the Shanghai Stock Exchange.

Prior to the Disposal, the Company held 6,402,985 A shares in the PD Bank, accounting for 0.113% of its total issued share capital. Subsequent to the Disposal, the Company held 4,559,985 A shares in the PD Bank, accounting for 0.081% of its total issued share capital.

The Company is principally engaged in star-rated hotel operation and management, budget hotel operation and franchising, restaurant operation and other businesses. The Company's equity interest in the PD Bank is not its core operation and as such equity investment has appreciated significantly, it presents a better opportunity to realise such investment at the present stage. Currently, the Company plans that the proceeds from the Disposal will be used as general working capital of the Company.

The Company held 4,925,373 A shares in the PD Bank as at 31 December 2007. The PD Bank implemented a profit distribution plan of 3 bonus shares for every 10 shares on 24 April 2008, and subsequent to which the number of A shares in the PD Bank held by the Company had been increased to 6,402,985 shares. The carrying amount of the such shares as at 31 December 2007 was approximately RMB260,060,000 (equivalent to approximately HK$277,729,000 then) in the consolidated financial statements of the Company and its subsidiaries prepared in accordance with Hong Kong Financial Reporting Standards.

By Order of the Board of Directors
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, China, 27 June 2008

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the independent non-executive Directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Dr. Rui Mingjie, Mr. Yang Menghua, Dr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

For illustration purposes only, the exchange rate adopted in this announcement was RMB1 to HK$1.1375, unless otherwise stated.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

END